Exhibit 12

CENTERPOINT ENERGY, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	2008 (1)	2009 (1)

Net Income	$122	$67
Income taxes	74	48
Capitalized interest	(3)	(2)
	193	113

Fixed charges, as defined:

Interest	149	165
Capitalized interest	3	2
Interest component of rentals charged to operating expense	4	3
Total fixed charges	156	170

Earnings, as defined	$349	$283

Ratio of earnings to fixed charges	2.24	1.66
 ________
(1)	Excluded from the computation of fixed charges for both years ended March 31, 2008 and 2009 is interest expense of $2 million, which is included in income tax expense.